SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                         SCHEDULE 13D/A

                       (Amendment No. 1)*

            Under the Securities Exchange Act of 1934

                     GERMAN AMERICAN BANCORP
                        (Name of Issuer)

                 Common Stock, $10.00 Par Value
                  Title of Class of Securities

                           361334 10 5
                         (CUSIP Number)

      Michael B. Lett              Mark B. Barnes
      103 North Street             Leagre & Barnes
      Loogootee, IN 47553          9100 Keystone Crossing,
                                   Ste. 800
                                   Indianapolis, IN  46240

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 4, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 361334 10 5

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Mary E. Lett

2     Check the Appropriate Box if a Member
        of a Group                                       (a) [X]
                                                         (b) [ ]

3     SEC Use Only

4     Source of Funds*

      N/A

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                          7     Sole Voting Power
SHARES
BENEFICIALLY                             98,208
OWNED BY
EACH                               8     Shared Voting Power
REPORTING
PERSON WITH                              0

                                   9     Sole Dispositive Power

                                         98,208

                                   10    Shared Dispositive Power

                                         0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      98,208

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                               [ ]

13    Percent of Class Represented by Amount in Row (11)

      3.9%

14    Type of Reporting Person*

      IN

                          SCHEDULE 13D
CUSIP No. 361334 10 5

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Michael B. Lett
      314-446-6702

2     Check the Appropriate Box if a Member
        of a Group                                       (a) [X]
                                                         (b) [ ]
3     SEC Use Only

4     Source of Funds*

      N/A

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                    7     Sole Voting Power
SHARES
BENEFICIALLY                       1,878
OWNED BY
EACH                         8     Shared Voting Power
REPORTING
PERSON WITH                        0

                             9     Sole Dispositive Power

                                   1,878

                             10    Shared Dispositive Power

                                   0

11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      1,878

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                               [ ]

13    Percent of Class Represented by Amount in Row (11)
      0.1%

14    Type of Reporting Person*

      IN

                          SCHEDULE 13D

CUSIP No.  361334 10 5
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      J. David Lett
      ###-##-####

2     Check the Appropriate Box if a Member
        of a Group                                       (a) [X]
                                                         (b) [ ]

3     SEC Use Only

4     Source of Funds*

      N/A

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                          7     Sole Voting Power
SHARES
BENEFICIALLY                             1,858
OWNED BY
EACH                               8     Shared Voting Power
REPORTING
PERSON WITH                              0

                                   9     Sole Dispositive Power

                                         1,858

                                   10    Shared Dispositive Power

                                         0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      1,858

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                               [ ]

13    Percent of Class Represented by Amount in Row (11)

      0.1%

14    Type of Reporting Person*

      IN

                          SCHEDULE 13D

CUSIP No. 361334 10 5

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Beth A. Lett

2     Check the Appropriate Box if a Member
        of a Group                                       (a) [X]
                                                         (b) [ ]

3     SEC Use Only

4     Source of Funds*

      N/A

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                          7     Sole Voting Power
SHARES
BENEFICIALLY                             240
OWNED BY
EACH                               8     Shared Voting Power
REPORTING
PERSON WITH                              171

                                   9     Sole Dispositive Power

                                         240

                                   10    Shared Dispositive Power

                                         171


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      411

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                               [ ]

13    Percent of Class Represented by Amount in Row (11)

      0.0%

14    Type of Reporting Person*

      IN

                       AMENDMENT NO. 1 TO
                          SCHEDULE 13D

Items 1, 4 and 5 of the Statement on Schedule 13D, dated March 8,
1993, filed by the Reporting Persons with respect to the Common
Stock, $10.00 par value, of German American Bancorp, are hereby amended as follows:


      Item 1.    Security and Issuer.

      This Statement relates to the Common Stock, $10.00 par value per share (the "Common Stock"), of German American Bancorp, an Indiana corporation formerly named GAB Bancorp (the "Issuer" or the "Company"). The address of the Company's principal office is 711 Main Street, Box 810, Jasper, Indiana 47546.

      Item 4.    Purpose of Transaction.

      The event that requires the filing of this Statement is the cessation of the Reporting Persons' aggregate beneficial ownership of more than five percent of the Issuer's Common Shares, as described more fully in response to Item 5(e) below.

      Item 5.    Interest in Securities of the Issuer.

(a) & (b) The following table sets forth the number and percentage of shares of the Common Stock of the Company beneficially owned by each reporting person, each of whom have sole voting and investment power over the shares registered in their names:

Beneficial Owner         Number of Shares      Percentage of
                                               Shares

Mary E. Lett                 98,208            3.9%

Michael B. Lett               1,878            0.1%

J. David Lett                 1,858            0.1%

Beth A. Lett                    411(1)         0.0%


(1) Includes 171 shares that Beth A. Lett holds as custodian for her and Mr. Michael B. Lett's son.

(c) Not applicable.

(d) Not applicable.

(e) On March 4, 1997, the Issuer completed its acquisition by merger (the "Merger") of Peoples Bancorp of Washington, an Indiana corporation ("Peoples"). In connection with the Merger, the Issuer issued approximately 615,417 Common Shares to the former shareholders of Peoples, and as a result of this issuance, the aggregate beneficial ownership of the Reporting Persons ceased to represent more than five percent of the Issuer's Common Shares.

Signature

            After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.



                 /s/ Mary E. Lett
                 __________________________________
                             Mary E. Lett


                 /s/ Michael B, Lett
                 __________________________________
                             Michael B. Lett

                 /s/ J. David Lett
                 __________________________________
                             J. David Lett

                 /s/ Beth A. Lett
                 __________________________________
                             Beth A. Lett


April 7, 1997

                          EXHIBIT INDEX

            Description                             Page Number

Agreement Pursuant to Regulation Section 240.13d-1(f),          N/A
  which was attached as an exhibit to the Reporting
  Persons' Schedule 13D, dated March 8, 1993, is incorporated herein by reference.